Filed pursuant to Rule 497(a)
Filed No. 333-228959
Rule 482ad

YIELDSTREET

YIELDSTREET
Prism Fund

Dear

With less than 24 hours until the official launch of the **YieldStreet Prism Fund**, we wanted to make sure you were ready to make your investment.

To prepare, you can review our resources on What to Expect from the YieldStreet Prism Fund and clarifying the 7% Distribution Rate.

A highly-curated investment like this has never been directly available to individual investors like you. Join us on this exciting journey!

Explore Now

A discussion of the Fund's expected expenses and dividend yield has recently been updated on the Fund's website, www.yieldstreetprismfund.com, and should be reviewed carefully, along with the investment objectives, risks, charges and expenses of the Fund contained in its prospectus, before investing.

Investors should carefully consider the investment objectives, risks, charges and expenses of the YieldStreet Prism Fund before investing. The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by

referring to www.yieldstreetprismfund.com . The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by YieldStreet or any other party.

844-943-5378 | investments@yieldstreet.com
300 Park Ave, New York, NY 10022

No communication by YieldStreet Inc. or any of its affiliates (collectively, "YieldStreet"), through any medium, should be construed or is intended to be a recommendation to purchase, sell or hold any security or otherwise to be investment, tax, financial, accounting, legal, regulatory or compliance advice. No offer or sale of any securities will occur without the delivery of confidential offering materials, definitive transaction and other related documents. Any historical returns, expected or target returns, or probability projections may not reflect actual future performance and is no guarantee of future results. All securities involve risk and may result in significant loss.

YieldStreet Management, LLC is an investment adviser registered with the U.S. Securities and Exchange Commission. Financial advisory services are only provided to clients of YieldStreet Management, LLC pursuant to a written advisory agreement. For more information please visit www.yieldstreet.com or see our Full Disclosure.